UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

MET COIL SYSTEMS CORPORATION
(Name of Issuer)

COMMON STOCK $ .01 PAR VALUE
(Title of Class of Securities)

590850103
(CUSIP Number)

Thomas A. Harenburg				Office:	1-920-231-6630
6360 East Decorah				Home: 1-920-688-2837
Oshkosh, Wisconsin  54901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No. 590 850 103						Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

			Thomas A. Harenburg			SS####-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)  /x /
										(b)  /x /
3	SEC USE ONLY

4	SOURCE OF FUNDS

			00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   /  /
	PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

		State of  Wisconsin USA

  NUMBER OF		7 	SOLE VOTING POWER
    SHARES				202,000
BENEFICIALLY		8	SHARED VOTING POWER
   OWNED BY
      EACH 		9	SOLE DISPOSITIVE POWER
  REPORTING				202,000
PERSON WITH 		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  50,000	Harenburg Limited Family Partnership 	- Cost:		$156,250.00
	130,500	Hennig Employees Profit Sharing Trust	- Cost:	  	$329,562.50
	  21,500	Thomas A. Harenburg			- Cost	    	$22,375.00

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          /  /
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	202,000 shares of 3,140,718 outstanding  =  6.43%

14	TYPE OF REPORTING PERSON
	Individual

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ITEM 1.	Security and Issuer

	TITLE OF THE CLASS OF EQUITY SECURITIES:

		Common Stock, $ .01 Par Value per share

	NAME AND ADDRESS OF ISSUER:

		Met-Coil Systems Corporation
		5486 Sixth Street S.W.
		Cedar Rapids, Iowa 52404

ITEM 2.	Identity and Background

	(a) - (c): Thomas A. Harenburg (Harenburg) is a private individual who resides at 6360 East Decorah, Oshkosh, Wisconsin 54901. Harenburg is currently President of Carl M. Hennig, Inc., 206 North Main Street, Oshkosh, Wisconsin 54901. Carl M. Hennig, Inc. is a securities firm (A Wisconsin Corporation).

	(d) - (e): Harenburg has never been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities
	laws, or finding any such violation with respect to such laws during the past five years.

ITEM 3.	Source and Amount of Funds or Other Consideration

	 As of the date hereof, Harenburg beneficially owns directly 202,000 shares of common stock (the Met-Coil Systems Corporation shares), all of which were purchased in open market transactions.  The aggregate cost of the Met-Coil
 Systems Corporation shares, excluding brokerage commissions, was $508,187.50.

	The funds used to purchase the Met-Coil Systems shares were derived from personal funds, Hennig Employee Profit Sharing Trust, and Harenburg Limited
 Family Partnership Funds.
	Thomas A. Harenburg - 21,500 shares - aggregate cost of 		$22,375.00
	Harenburg Limited Partnership - 50,000 shares - cost of			$156,250.00
	Hennig Employees PSP 130,500 shares - cost of 			$329,562.50




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ITEM 4.	Purpose of Transaction

	(a) - (j)  The purpose of the purchase by Harenburg of an additional 50,000 shares of common stock referred to in Item 5 is for investment purposes.
 Harenburg has in the past and will in the future continue to seek to influence management for the purpose of enhancing shareholder value.
 Harenburg will be requesting a seat on the Board.


ITEM 5.	Interest in Securities of the Issuer

	(a) As of the close of business on October 28, 1997, Harenburg owned an aggregate of 202,000 shares of common stock, constituting approximately 6.43% of the common stock of the issuer outstanding as of May 31, 1997 (based on the information set forth in the Issuer's Proxy Statement dated September 12,
 1997).

	(b) Harenburg has the sole power to vote and dispose of the 202,000 shares of the Issuer's Common Stock held as of the date of this Schedule 13D.

	(c) Information with respect to all transactions in common stock of the Issuer, effected by Harenburg during the sixty day period, ended as of the date hereof is set forth in Schedule B, which appears on page 9 and is incorporated by reference herein.

	(d)  Does not apply.

	(e)  Does not apply.

ITEM 6.	Contracts, Arrangements, Understanding or Relationship With Respect to
		Securities of the Issuer

	Except as otherwise described herein, there are no contracts, understandings or relationships (legal or otherwise) or relationships between Harenburg and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.  Harenburg is the sole trustee of the Hennig Employees Profit
	Sharing Trust and has sole power to perform any of the above.  Harenburg is the General Partner of the Harenburg Limited Family Partnership and has sole power to perform any of the above.

ITEM 7.	Material to be Filed as Exhibits

	None










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SCHEDULE B

Transactions in Common Stock during the 60-day period ended as of the date hereof.

	NONE












































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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 1997


					By __________________________________
					                      Thomas A. Harenburg






































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